Exhibit 99.1

Nasdaq-listed Diginex Reports Record Daily Trading Volume on EQUOS of US$200 Million

30-Day Trading Volume Increases More Than 40% to Close to US$3 Billion; 50% Increase in EQO Token Value Since April 2021 Launch

Singapore, May 24, 2021 — Diginex Limited (Nasdaq: EQOS), a digital assets financial services company, today announced that combined 24-hour spot and derivative volumes on its EQUOS cryptocurrency exchange reached a record-high, exceeding US$200 million on May 20, 2021. Trading volume for the past 30 days has increased more than 40% to US$2.9 billion, only three weeks since the company announced a record US$2 billion in 30-day volumes on May 4, 2021.

Jakob Palmstierna, Partner at GSR (www.gsr.io), a global leader in digital asset market-making, said today: “The volume growth on EQUOS has been very impressive. As the major liquidity provider on the EQUOS exchange we can see that trading activity is genuine and volumes are real. EQUOS has scaled at speed and this is testament to the strong financial engineering capabilities of the management team and the successful design of their EQO utility token. We are looking forward to working closely with Diginex as a valued partner over the long term.”

As an institutional grade, regulatory-focused exchange, EQUOS is committed to delivering transparency to the crypto industry. Diginex’s financial reports are audited as part of its obligations as a Nasdaq-listed company in the United States. EQUOS does not allow internal market-making and has rigorous checks and balances in place to identify and remove self-matching trades and wash trading. These are key points of differentiation from a significant number of exchanges currently in operation.

Diginex operates in multiple jurisdictions, with oversight from several regulators in globally recognized financial centres, including Singapore, Switzerland, the United Kingdom and the United States. Digivault, Diginex’s global custodian, was also the first standalone digital asset custodian to receive approval from the Financial Conduct Authority (FCA) of the United Kingdom to register as a custodian wallet provider under Money Laundering regulations.

Diginex’s senior leadership bring decades of experience working as regulated individuals under the oversight of global regulatory bodies. CEO Richard Byworth was previously Managing Director at Nomura (2000-2018) and Chairman Chi-Won Yoon was President and CEO, Asia-Pacific and Vice-Chairman, Wealth Management at UBS (1997-2019).

Richard Byworth, CEO, Diginex said today: “EQUOS is one of the fastest, institutional-grade exchanges to reach these levels of volumes. This is even more impressive given we do not have an internal market maker on the exchange and have robust procedures in place to ensure all volumes are composed of valid trades. Our commitment to offering a fair and transparent trading experience, together with our institutional grade product and solutions, will continue to drive volumes higher over the long term.

“Our exchange utility token EQO is significantly contributing to increases in both volumes and customer acquisition. The token’s price as traded on EQUOS has proved resilient during recent periods of weak cryptocurrency prices: At present, Bitcoin is trading at approximately US$35,200, down 46% from April 2021. Over a similar period, EQO has remained stable and resilient, climbing from US$0.50 to approximately US$0.75, a 50% increase since launch in early April 2021. This validates the unique structure of EQO, which was specifically designed to promote volumes on the exchange and reward customers for trading on the exchange and holding their tokens,” Byworth added.

Chi-Won Yoon, Chairman, Diginex, concluded: “Today’s business update highlights the outcome of the work the team has been putting in since our listing in October 2020 with robust levels of oversight and control to support the business strategy. We are executing our roadmap in alignment with the interests of shareholders, customers, employees, and regulators. Our Board, the majority of whom are independent directors, is committed to adhering to the highest standards of transparency and oversight.

Media contact:

Contact Information

Press Contact:

Heather Dale

heather.dale@diginex.com

Investor Relations Contacts:

Ross Dunwoody or Christian Arnell

ir@diginex.com

Gateway Investor Relations:

Matt Glover or Charlie Schumacher

Diginex@gatewayir.com

About Diginex

Diginex is a digital assets financial services company focused on delivering a cryptocurrency and digital assets ecosystem offering innovative product and services that are compliant, fair and trusted. The group encompasses cryptocurrency exchange EQUOS.io as well as an over-the-counter trading platform. It also offers a front-to-back integrated trading platform, Diginex Access, a securitisation advisory service, Diginex Capital, market leading hot and cold custodian Digivault and funds business Bletchley Park.

For more information visit: https://www.diginex.com/

Follow Diginex on social media on Twitter @DiginexGlobal, on Facebook @DiginexGlobal, and on LinkedIn.

This press release is provided by Diginex Limited (“Diginex”) for information purposes only, is a summary only of certain key facts and plans of Diginex and includes forward looking statements that involve risks and uncertainties. Without limitation, the press release does not constitute an offer or solicitation in relation to any securities or other regulated products or services or to make use of any services provided by Diginex, and neither this press release nor anything contained in it will form the basis of any contract or commitment whatsoever. The contents of this press release have not been reviewed by any regulatory authority in any jurisdictions. Forward looking statements are statements that are not historical facts and are subject to risks and uncertainties, which could cause actual results or outcomes to differ materially from the forward-looking statements. Most of these factors are outside of Diginex’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the ability to achieve any anticipated benefits; the ability of Diginex to grow and manage growth profitably; Diginex’s limited operating history and history of net losses; Diginex’s ability to execute its business plan; the inability to maintain the listing of Diginex’s shares on Nasdaq; Diginex’s estimates of the size of the markets for its products; the rate and degree of market acceptance of Diginex’s products; Diginex’s ability to identify and integrate acquisitions; potential litigation involving Diginex or the validity or enforceability of Diginex’s intellectual property; general economic and market conditions impacting demand for Diginex’s products and services; and such other risks and uncertainties indicated in Diginex’s Shell Company Report on Form 20-F, including those under “Risk Factors” therein, and in Diginex’s other filings with the SEC, which are available on the SEC’s website at www.sec.gov.

In addition, any forward-looking statements contained in this press release are based on assumptions that Diginex believes to be reasonable as of this date. Diginex undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Other than those of Diginex, all names, trademarks and logos in this press release and used in the materials herein belong to their respective owners. Nothing contained on this press release should be construed as granting, by implication, estoppel, or otherwise, any right or license to use any third-party names, trademarks, or logos displayed on the press release without the written permission of such third-parties. Copyright (c) Diginex 2021.